Exhibit 3.1

Articles of Amendment to
the Certificate of Designation of Rights and Preferences Series B Convertible Preferred Stock of cbdMD, Inc.

Pursuant to Section 55-10-06 of the North Carolina Business Corporation Act, the undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its Certificate of Designation of Rights and Preferences Series B Convertible Preferred Stock (the “Certificate of Designation”):

1.	The name of the corporation is cbdMD, Inc.

2.	The Certificate of Designation is hereby amended as follows:

Section 4(b)(ii) of the Certificate of Designation is hereby amended and restated in its entirety to read in its entirety as follows: (ii) For the purposes of this Certificate of Designation, the term “Conversion Price” means, with respect to each Preferred Share, as of any Conversion Date or other date of determination, $0.60, subject to adjustment as provided herein.

3.            The foregoing amendment was approved by the Corporation’s Board of Directors on August 28, 2026, and approved by the holders of the Series B Convertible Preferred Stock on September 1, 2026 in accordance with the provisions of Chapter 55 of the North Carolina General Statutes.

4.	These Articles of Amendment will become effective at 9:00 a.m., Eastern Time, on September 2, 2026.

IN WITNESS WHEREOF, I have hereunto set my hand this 1st day of September, 2026.

cbdMD, Inc.

By: /s/ T. Ronan Kennedy
Name: T. Ronan Kennedy
Its: Chief Executive Officer and Chief Financial Officer